MULTI-BANK SECURITIES, INC.

SUPPLEMENTAL REPORT OF THE STATUS OF

MEMBERSHIP IN THE SIPC

PURSUANT TO RULE 17a-5 (e) (4) OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To Multi-Bank Securities, Inc.
Pleasant Ridge, MI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Multi-Bank Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Multi-Bank Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Multi-Bank Securities, Inc.'s management is responsible for Multi-Bank Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

William I. Hinslett & Co. P.C.

February 14, 2012

MULTI-BANK SECURITIES, INC.
SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC
December 31, 2011

To the Securities and Exchange Commission:

This supplemental report of the status of membership in the SIPC is furnished in conjunction with our report as of December 31, 2011, and covers the SIPC general assessment reconciliation for the year ended December 31, 2011, pursuant to Rule 17a-5(e)(4).

The following checks were made payable to the Securities Investor Protection Corporation and were mailed to SIPC on the date indicated.

Date	Description	General Assessment Amount
7/22/11	Assessment paid with SIPC-6 2011 general assessment form	$ 38,920
1/25/11	Assessment paid with SIPC-7 2011 general assessment form	46,234
		$ 85,154
	Total general assessment per SIPC-7 for the year ended December 31, 2011	$ 85,154

Sincerely,

Multi-Bank Securities, Inc.

Stephanie M Wood
Signature

Controller
Title

SECUR 12011145 SSION

SEC Mail Processing Section

FEB 24 2012

Washington, DC 123

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 24 2012 Washington, DC 123

SEC FILE NUMBER
8-39547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multi-Bank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24280 Woodward
(No. and Street)

(City)	(State)	(Zip Code)
Pleasant Ridge	Michigan	48069

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery Maccagnone (248) 291-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
30435 Groesbeck Highway	Roseville	Michigan	48066

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffery Maccagnone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multi-Bank Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

STEPHANIE M. WOOD
Notary Public, Wayne County, MI
My Commission Expires April 9, 2014
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTI-BANK SECURITIES, INC.

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

We have audited the accompanying balance sheets of Multi-Bank Securities, Inc. as of December 31, 2011 and 2010 and the related statements of stockholder's equity, changes in subordinated debt, income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 14 to 16, is required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 14, 2012

MULTI-BANK SECURITIES, INC.
BALANCE SHEETS
December 31, 2011 And 2010

ASSETS

	2011	2010
Assets:		
Cash	$ 6,246,253	$ 1,587,017
Accounts receivable:		
Brokers, dealers and clearing organization	19,162,463	9,238,372
Deposit - clearing organization	2,000,000	2,000,000
Other	131,662	18,038
Securities owned, at fair value	22,428,095	9,954,280
Prepaid taxes	70,000	175,000
Prepaid expenses	184,587	96,497
Amount due from Parent Company (Note 4)	2,066,262	2,236,755
Deferred tax asset (Note 2)	191,071	-
Total current assets	52,480,393	25,305,959
Other assets:		
Deferred costs (Note 6)	1,827,899	-
Total Assets	$54,308,292	$25,305,959

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Liabilities:		
Accounts payable:		
Commissions due sales representatives	$ 3,735,249	$ 2,639,367
Other	161,639	142,127
Securities sold, not yet purchased, at fair value	4,185,282	996,000
Deferred compensation (Note 9)	561,974	-
Accrued interest – subordinated debt (Note 7)	210,972	-
Accrued expenses	2,231,750	582,870
Total current liabilities	11,086,866	4,360,364
Subordinated debt (Note 7)	20,000,000	-
Total liabilities	31,086,866	4,360,364
Stockholder's equity:		
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000	16,000
Capital in excess of par value	733,000	733,000
Retained earnings	22,472,426	20,196,595
Total stockholder's equity	23,221,426	20,945,595
Total liabilities and stockholder's equity	$54,308,292	$25,305,959

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2011 And 2010

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2009	$ 16,000	$ 733,000	$16,631,517	$17,380,517
Net income for the year ended December 31, 2010	-	-	3,565,078	3,565,078
Balance, December 31, 2010	16,000	733,000	20,196,595	20,945,595
Net income for the year ended December 31, 2011	-	-	2,275,831	2,275,831
Balance, December 31, 2011	$ 16,000	$ 733,000	$22,472,426	$23,221,426

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED DEBT
For The Years Ended December 31, 2011 And 2010

	Amount
Balance, December 31, 2010	$ -
Proceeds from the issuance of subordinated debt (Note 7)	20,000,000
Balance, December 31, 2011	$20,000,000

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF INCOME
For The Years Ended December 31, 2011 And 2010

	2011	2010
Revenues:		
Principal transactions	$35,223,163	$33,794,689
Commissions and fees	891,485	1,596,440
Interest	322,320	351,059
Total revenues	36,436,968	35,742,188
Interest expense	226,122	163,169
Net Revenues	36,210,846	35,579,019
Commissions and clearing fees:		
Commissions paid officers and sales representatives	17,897,773	16,561,953
Trading, clearing, and CUSIP fees	2,368,700	1,965,401
Total commissions and clearing fees	20,266,473	18,527,354
Gross profit from operations	15,944,373	17,051,665
Selling, general and administrative expenses	10,983,825	11,474,992
Income from operations	4,960,548	5,576,673
Other expenses:		
Interest expense – subordinated debt and exit fees	1,603,195	-
Income before provision for taxes	3,357,353	5,576,673
Provision for taxes:		
Federal income taxes: (Note 2)		
Current	1,150,000	1,890,000
Deferred (benefit)	(191,071)	-
State taxes	122,593	121,595
Total provision for taxes	1,081,522	2,011,595
Net income	$ 2,275,831	$ 3,565,078

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2011 And 2010

	2011	2010
Increase (decrease) in cash:		
Cash flows from operating activities:		
Principal transactions – net	$15,874,812	$32,294,930
Commissions and fees received	891,485	1,596,440
Interest received	346,710	336,053
Commissions paid officers and sales representatives	(16,801,891)	(16,562,795)
Trading and clearing charges	(2,354,757)	(2,167,289)
Interest paid	(226,122)	(163,169)
Selling, general and administrative expenses	(10,716,365)	(12,049,968)
Interest paid – subordinated debt	1,392,223	-
Proceeds from subordinated debt	20,000,000	-
Deposits paid – clearing organization – net	-	(1,000,000)
Federal taxes paid	(1,045,000)	(2,065,000)
State taxes paid	(80,093)	(277,595)
Net cash provided (used) by operating activities	4,496,556	(58,393)
Cash flows from investing activities:		
Advances (to) from Parent Company, net	170,493	561,315
Advances (to) repayments from employees, net	(5,595)	15,004
Advances (to) repayments from officer, net	(2,218)	7,425
Net cash provided (used) by investing activities	162,680	583,744
Increase (decrease) in cash	4,659,236	525,351
Cash, at beginning of year	1,587,017	1,061,666
Cash, at end of year	$ 6,246,253	$ 1,587,017

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2011 And 2010
(Continued)

	2011	2010
Reconciliation of net income to net cash provided (used) by operating activities:		
Net income	$ 2,275,831	$ 3,565,078
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accounts receivable:		
Brokers, dealers and clearing organization	(9,924,091)	3,939,109
Deposit – clearing organization	-	(1,000,000)
Other	(105,811)	3,105
Securities owned	(12,473,815)	(6,600,517)
Prepaid expenses	(1,810,989)	(207,604)
Deferred tax asset	(191,071)	-
Increase (decrease) in:		
Accounts payable:		
Commissions payable	1,095,882	(842)
Accounts payable – other	19,512	(39,745)
Securities sold, not yet purchased	3,189,282	944,737
Deferred compensation	561,974	-
Accrued interest – subordinated debt	210,972	-
Subordinated debt	20,000,000	-
Accrued expenses	1,606,380	(505,714)
State taxes payable	42,500	(156,000)
Total adjustments	2,220,725	(3,623,471)
Net cash provided (used) by operating activities	$ 4,496,556	$ (58,393)

See accompanying notes.

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc., (the "Company") is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission. The Company is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 4 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions are recorded on the trade date, as if they had settled. Profits and losses arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various financial instruments. These financial instruments include mortgage backed to-be-announced securities (TBA's). They involve elements of off-balance sheet market risk in excess of the amounts recognized in the Balance Sheet. Market risk is the potential change in the value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Federal Income Taxes

The Company files a consolidated federal income tax return with its Parent Company. The provision for Federal income tax for the years ended December 31, 2011 and 2010 are based on a separate return filing. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company's deferred income tax asset relates primarily to deferred compensation at December 31, 2011 and represents the amount available to reduce income taxes payable in future years.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 14, 2012, which is the same date the financial statements were available to be issued.

Note 3 – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Note 3 – FAIR VALUE (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Assets:				
Corporate and other debt	$ -	$22,189,392	$ -	$22,189,392
U.S. government and agency	-	231,350	-	231,350
Equities	7,353	-	-	7,353
Total securities owned	$ 7,353	$22,420,742	$ -	$22,428,095
Liabilities:				
Corporate and other debt	$ -	$ 147,361	$ -	$ 147,361
U.S. Treasuries	3,985,960	-	-	3,985,960
Municipal debt	-	51,961	-	51,961
Total securities sold, not Yet purchased	$ 3,985,960	$ 199,322	$ -	$ 4,185,282

Note 4 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services Ltd., provides various administrative services to the Company, including furniture and fixtures. For the years ended December 31, 2011 and 2010, administrative expenses charged to the Company amounted to $300,000 each year and are included in Selling, General and Administrative Expenses in the attached Statement of Income.

The Company leased its operating facilities in Pleasant Ridge, Michigan from its Parent Company for the years ended December 31, 2011 and 2010. On January 1, 2012 the Company relocated its operating facilities and is no longer leasing facilities from its Parent Company, see Note 10.

Multi-Bank Securities factors their financial institutions accounts receivable with its Parent Company at 100% of their face value.

In addition, at various times, each Company makes advances to each other. The net of all inter-company activity resulted in a receivable from the Parent Company in the amount of $2,066,262 at December 31, 2011 and $2,236,755 at December 31, 2010.

Note 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2011, the Company's net capital was $38,129,918 and its required net capital was $460,106. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .18 to 1.

Note 6 – DEFERRED COSTS

Deferred costs in the amount of $1,827,899 at December 31, 2011 are summarized as follows:

	Borrowing fees and related costs	Website Development costs	Total
Original amount	$1,328,611	$ 654,688	$1,983,299
Amortization	(155,400)	-	(155,400)
Balance	$1,173,211	$654,688	$1,827,899

Borrowing fees and related costs represent amounts paid in connection with the financing of the subordinated debt. These amounts are being amortized over the life of the loan. The amortization in the amount of $155,400 is included in Selling, General and Administrative Expenses in the attached Statement of Income for the year ended December 31, 2011.

Website development costs represent amounts paid in connection with the website application and infrastructure development of a web-based platform as a means for financial institutions to obtain both brokered and non-brokered funding alternatives. These costs will be amortized over the estimated useful life of the website when completed.

Note 7 – SUBORDINATED DEBT

On May 31, 2011, the Company in consideration of the sum of $20,000,000 entered into a subordinated loan agreement with a private investment firm. The loan bears interest at 12.25% per annum and matures on May 31, 2016. The debt is subordinate in right of payment to all claims of all other present and future creditors of the Company. The subordinated debt has been approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing the Company's net capital under the SEC's net capital rule.

Note 7 – SUBORDINATED DEBT (Continued)

The outstanding principal balance of this note is payable in equal monthly installments of $165,000 commencing on August 31, 2012 and will continue through the maturity date of May 31, 2016 with a final installment due equal to the remaining principal balance of the note.

In addition, under the terms of the agreement the Company is obligated to pay an exit fee of $1,200,000 at maturity. The Company is accruing for this obligation over the term of this agreement. The balance of this accrual in the amount of $140,000 at December 31, 2011 is included in Accrued Expenses in the attached Balance Sheet.

Annual maturities of this loan are as follows:

Year	Amount
2012	$ 825,000
2013	1,980,000
2014	1,980,000
2015	1,980,000
2016	13,235,000
	$20,000,000

Note 8 – EMPLOYEES' BENEFIT PLANS

The Company maintains a defined contribution benefit plan 401(k) to cover all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the years ended December 31, 2011 and 2010 the Company elected not to make a matching contribution.

Note 9 – DEFERRED COMPENSATION PLAN

During the year ended December 31, 2011 the Company adopted a Deferred Compensation Plan available to a select group of management and highly compensated employees. The plan allows participants each year to elect to defer all or a portion of their salary and bonuses. All deferrals to the participants' accounts vest immediately. Deferred account balances earn interest at 7% per annum.

For the year ended December 31, 2011 the total deferred compensation accrued in the amount of $561,974 includes $17,910 of interest.

Note 10 - OPERATING LEASE COMMITMENTS

The Company leased its operating facilities in Pleasant Ridge, Michigan from its Parent Company at $15,000 per month for the year ended December 31, 2011. On January 1, 2012, the Company relocated its operating facilities to Southfield, Michigan and is no longer leasing facilities from its Parent Company.

The Company also leases operating facilities in Ft. Lauderdale, Florida. The minimum lease payments on these leases are summarized as follows:

Years Ended December 31,	Amount
2012	183,000
2013	189,000
2014	195,000
2015	244,000
2016	252,000

The lease agreements include escalation clauses that increase the minimum rental payment for increased lessor taxes and operating expenses.

In addition, the Company leases other office facilities on a month-to-month basis.

For the years ended December 31, 2011 and 2010, the total lease expense pursuant to the above operating leases amounted to $271,432 and $270,055, respectively, and is included in Selling, General and Administrative Expenses in the attached Statement of Income.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 4.

Note 11 - RECLASSIFICATION

Certain account balances and comparative amounts from 2010 have been reclassified to conform to the presentation adopted for 2011.

SUPPORTING SCHEDULES

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

Total ownership equity	$23,221,426
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	23,221,426
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	20,000,000
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	43,221,426
Deductions and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	4,471,481
c. Capital charges for commodity futures	-
d. Other deductions and/or charges	-
Other additions and/or allowable charges	-
Net capital before haircuts on securities positions	38,749,945
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
c. Trading and investment securities:	
3. Debt securities	590,072
4. Other securities	1,103
d. Undue concentration	28,852
	620,027
Net capital	38,129,918
Net capital requirement	460,106
Excess net capital	$37,669,812

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from balance sheet	$6,901,584
Total aggregate indebtedness	$6,901,584
Percentage of aggregate indebtedness to net capital	18%

STATEMENT PURSUANT TO PARAGRAPH (d) (4)OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Multi-Bank Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

MULTI-BANK SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2011

Multi-Bank Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k)(ii), as a broker-dealer, “who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer....” .